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Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

September 23, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Trust”)
(File Nos. 002-89729; 811-03980)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-1A relating to amending the investment objective and principal investment strategies of the Strategic Income Portfolio (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2019. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 199 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about September 30, 2019.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please revise the disclosure to add a plain English explanation of, or clarify the use of, the terms “securitized products” and “cluster munitions.”

Response 1. We respectfully acknowledge the comment; however, the paragraph that references “securitized products” contains additional disclosure regarding these products. Specifically, that “[f]or RMBS and asset-backed securities, the Adviser primarily focuses on the loan originators’ and servicers’ best practices. For CMBS, the focus is on the underlying commercial properties with particular emphasis on properties with potential environmental issues.” These sentences immediately follow the statement regarding how the Adviser considers ESG factors with respect to securitized products and, accordingly, we believe provides a plain English explanation of such products to the extent that “securitized products” might not be otherwise clear to an investor (i.e., that securitized products may include mortgage-backed and other type of asset-backed securities, descriptions of which are further provided elsewhere in the prospectus). With respect to “cluster munitions,” the disclosure has been revised to add a parenthetical describing these types of munitions.

Comment 2.	To the extent that the Fund will invest in contingent convertible securities, please add appropriate risk disclosure.

Response 2. The disclosure has been revised accordingly.

Comment 3.	Pursuant to Item 4(b)(2)(ii) of Form N-1A, please include the Fund’s return as of the most recent quarter end immediately subsequent to the table entitled “Annual Total Returns—Calendar Years.”

Response 3. The disclosure has been revised accordingly.

Comment 4.	Assuming shareholders of the Fund approved the proposal to reclassify the Fund’s investment objective as a non-fundamental policy, please add appropriate disclosure to the prospectus to clarify this policy.

Response 4. The disclosure has been revised accordingly.

Comment 5.	The section of the prospectus entitled “Details of the Fund—Approach” states that “[t]he Fund may also invest in equity securities that the Adviser believes will produce income. The equity securities in which the Fund may invest include common stock, preferred stock, convertible securities, depositary receipts, rights and warrants.” If investing in equity securities is intended to be a principal investment strategy of the Fund, please also include this disclosure in the summary section of the prospectus.

Response 5. We respectfully acknowledge the comment; however, investing in equity securities is not intended to be a principal investment strategy of the Fund.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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